[LOGO OMITTED]

                           SECOND QUARTER EBITDA UP 5%
                  TO A RECORD OF Ps.878 MILLION (US$84 MILLION)

                         --Record EBITDA Margin of 49%--

              --Net Income Grows to Ps.550 million (US$53 million)
                       from Ps.47 million (US$5 million)--


FOR IMMEDIATE RELEASE
---------------------

     Mexico  City,  July 28, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, today reported second quarter record EBITDA of Ps.878 million (US$84 million), up 5% compared with Ps.839 million (US$80 million) in the same period of 2002. EBITDA margin rose 400 basis points to a record of 49%.

     "During the quarter we managed to further squeeze operating efficiencies and placed profitability at its highest level for a second quarter in five years," said Pedro Padilla, Chief Executive Officer of TV Azteca. "In addition to our permanent cost management, we set the basis for further efficiencies through technology intensive processes within our production activities that contributed to achieve, once again, world-class margins."

     "On the strategic front, we started with our six year plan for uses of cash, by means of a US$125 million distribution to shareholders in June, and sticking to our schedule, we are already working on alternatives to reduce TV Azteca's outstanding indebtedness during 2004, at the time we further advance in our program for upcoming distributions," added Mr. Padilla.

Second Quarter Results
----------------------

     Net sales decreased 4% to Ps.1,795 million (US$172 million), from Ps.1,879 million (US$180 million) for the same period of 2002. Total costs and expenses decreased 12% to Ps.917 million (US$88 million), from Ps.1,040 million (US$100 million) for the same quarter of last year. As a result, the company reported EBITDA of Ps.878 million (US$84 million), 5% higher than Ps.839 million (US$80 million) in the second quarter of 2002.

Net income for the quarter was Ps.550 million (US$53 million) compared with Ps.47 million (US$5 million) for the same period of 2002.

     On a proforma basis, excluding revenue and costs related with the political advertising for the July 6, 2003 elections, as well as revenue and costs in connection with the 2002 Soccer World Cup, recorded in 2Q03 and 2Q02, respectively, net sales and EBITDA grew 4%.

     Revenue related with political advertising during 2Q03 was Ps.105 million (US$10 million) and costs were Ps.17 million (US$2 million). Sales from the 2002 Soccer World Cup were Ps.261 million (US$25 million) and costs Ps.178 million (US$17 million).


Millions of pesos[1] and dollars[2] except percentages and per share amounts.
--------------------------------------------------------------------------------

                     2Q 2002                2Q 2003               Change
                                                              US$         %
--------------------------------------------------------------------------------

Net Revenue
  Pesos             Ps. 1,879              Ps. 1,795
  US$                US$ 180                US$ 172          (8)        -4%
EBITDA[3]
  Pesos              Ps. 839                Ps. 878
  US$                 US$ 80                US$ 84            4         +5%
Net Income
  Pesos               Ps. 47                Ps. 550
  US$                 US$ 5                 US$ 53            48      +1,070%
Income per ADS[4]
  Pesos              Ps. 0.25              Ps. 2.89
  US$                US$ 0.02              US$ 0.28          0.26     +1,070%

--------------------------------------------------------------------------------
1    Pesos of constant purchasing power as of June 30, 2003.
2 Conversion based on the exchange rate of Ps.10.45 per US dollar as of June 30, 2003.
3    EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
4    Calculated based on 190.6 million ADSs outstanding as of June 30, 2003.


Net Sales
---------

     The 4% decrease in net sales primarily reflects the lower revenue obtained from political advertising during the quarter, compared with the sales related to the 2002 Soccer World Cup in the same period a year ago.

     Second quarter net revenue includes programming exports of Ps.44 million (US$4 million), similar to Ps.46 million (US$4 million) of the second quarter of 2002. TV Azteca novelas Enamorate, La Duda and Como en el Cine, as well as our single-episode dramatic series Lo que Callamos las Mujeres, sustained their high foreign demand.

     "Our high quality programming captivates large audiences in Mexico and in important markets worldwide," commented Mario San Roman, Chief Operating Officer of TV Azteca. "Our marketing approach to programming, permits our audiences to closely identify themselves with our content, which reflects the thoughts, emotions and behavior of large viewerships in dozens of countries."

     During the quarter, TV Azteca also reported content and advertising sales to Todito.com of Ps.38 million (US$4 million), and Ps.28 million (US$3 million) in advertising sales to Unefon. In the second quarter of 2002, sales to Todito and Unefon were Ps.33 million (US$3 million) and Ps.19 million (US$2 million), respectively.

     Strictly adhering to the advertising contract between Unefon and TV Azteca, during the second quarter Unefon made a Ps.29 million (US$3 million) cash payment to the company for advertising purchased in the prior three-month period. Additionally, Unefon paid Ps.56 million (US$5 million) in cash, which correspond to the first of four semi annual installments coming from deferred payments for television advertising made prior to 2003.

     Pursuant to the advertising contract between Unefon and TV Azteca, starting in 2003 Unefon pays cash for current television advertising. The payments are made within the following month after the quarter ads are purchased. In addition, according to the contract, during 2003 and 2004 Unefon will pay cash for the accumulated advertising purchases prior to 2003--which payment was deferred--in four semi annual installments. At the end of the second quarter, Unefon's accumulated deferred payments were Ps.137 million (US$13 million).

     During the quarter, barter sales were Ps.49 million (US$5 million) compared with Ps.35 million (US$3 million) in the same period of the prior year. Inflation adjustment of advertising advances was Ps.47 million (US$5 million), compared with Ps.40 million (US$4 million) of the second quarter of 2002.

Costs and Expenses
------------------

     The 12% decrease in second quarter costs and expenses resulted from a 16% reduction in production, programming and transmission costs to Ps.676 million (US$65 million) from Ps. 801 million (US$77 million) in the prior year period, as well as from a 1% increase of administration and selling expense to Ps.241 million (US$23 million) from Ps.239 million (US$23 million) in the same quarter a year ago.

     Reduction in production, programming and transmission costs primarily results from the lower costs associated with the transmission of the political elections compared with the costs related to the 2002 Soccer World Cup, as well as to the company's effective cost control strategies.

     "We never stop in our efforts to build further efficiencies in our content production process," said Carlos Hesles, Chief Financial Officer of TV Azteca. "This quarter we complemented our ongoing cost controls with the implementation of state-of-the-art, non-linear editing systems in all of our production departments, further saving time and equipment in program editing operations."

     The marginal increase in administrative and selling expense reflects controlled personnel and operating expenses. Compared with the prior quarter, administrative and selling expense decreased 8%.

EBITDA and Net Income
---------------------

     The 4% decrease in net revenue combined with the 12% reduction in total costs and expenses resulted in EBITDA of Ps.878 million (US$84 million), up 5% compared with Ps.839 million (US$80million) a year ago. The EBITDA margin was 49%, 400 basis points above the 45% posted in the prior year period. EBITDA and EBITDA margin reached their highest second quarter levels in five years.

     Second quarter net income increased 12 times to Ps.550 million (US$53 million), compared with Ps.47 million (US$5 million) for the same period of 2002. The increase in net income was primarily influenced by an Ps.80 million (US$8 million) exchange gain following a 3% peso appreciation against the dollar during the quarter, compared with a Ps.351 million (US$34 million) exchange loss resulting from a 10% depreciation of the peso in the same quarter of 2002.

     TV Azteca noted its solid financial results translate into robust free cash generation, and that the company is on track to meet its targeted creation of free cash of US$125 million during 2003.

Uses of Cash
------------

     On June 30 the company made a US$125 million cash distribution to shareholders, equivalent to a 10% yield based on the closing price of the ADR as of June 27, 2003.

     The company stated the US$125 million distribution is the start up of its previously announced plan to allocate a substantial portion of TV Azteca's expected cash generation within the next six years, to gradually reduce the company's outstanding debt by an amount of approximately US$250 million, as well as to make distributions to shareholders above US$500 million within the six-year period.

     On April 30, TV Azteca shareholders approved another US$15 million distribution to be made on December 5. Additionally, the company is working on alternatives to reduce TV Azteca's outstanding indebtedness during 2004, and at the same time, it is further advancing in its program for upcoming distributions.

Azteca America
---------------

     During the quarter Azteca America, the company's wholly-owned network focused on the U.S. Hispanic market, increased its over-the-air coverage to 63% of the U.S. Hispanic households from 56% at the close of the prior quarter, with no associated equity investment from TV Azteca. This was achieved through the additions of six stations in the states of Arizona, California, Florida and Oklahoma.

     Azteca America has 26 affiliate stations, and covers 12 of the top 15 U.S. Hispanic markets. Cable carriage is present in nine markets, equivalent to 28% of U.S. Hispanic households.

     On July 1, Azteca America began to operate the Los Angeles television station KAZA-TV under the terms of a previously announced three-year local marketing agreement (LMA) with Pappas Telecasting Companies.

     According to the LMA, Azteca America is entitled to retain all advertising revenue generated from the programming it supplies to the station. Azteca America will pay an annual LMA fee of US$15 million to Pappas Telecasting, which will be offset dollar-for-dollar by the interest payable on a note of US$129 million owed by Pappas to TV Azteca, in the proportion the note is not repaid.

Unefon
------

     During the quarter Unefon, the Mexican mobile telephony operator focused on the mass market, 46.5% owned by TV Azteca, reached settlement and signed a new supply contract with Nortel Networks, its main vendor equipment supplier and lender. Unefon also reduced indebtedness and extended its debt maturity to 2013.

     The company stated that the agreements provide Unefon with a stronger capital structure that translate into long term viability and an increasingly solid competitive position, which make Unefon a company not dependent on TV Azteca for growth.

     TV Azteca noted that its board had previously approved a spin off of Unefon in the form of a distribution of Unefon shares to TV Azteca shareholders, once Unefon resolved its dispute with Nortel. On July 22, the board of directors unanimously agreed to postpone the spin off of Unefon, until 1H 2002 1H 2003 Change management--taking into consideration market's feedback--finds a fiscally efficient alternative to separate it, which does not jeopardize its plan for uses of cash, and generates value.

     Unefon spin off is technically a distribution to shareholders that limits TV Azteca's capacity for future fiscally efficient cash distributions to shareholders. The size of TV Azteca's fiscal value of paid-in capital--which determines the capacity for fiscally efficient distributions--cannot support both, the expected distributions within the six-year plan for uses of cash and the spin off.

     TV Azteca's management will explore fiscally efficient alternatives to separate Unefon from TV Azteca in the future.

First Half Results
------------------


Millions of pesos[1] and dollars[2] except percentages and per share amounts.
--------------------------------------------------------------------------------
                      1H 2002                1H 2003               Change
                                                               US$        %
--------------------------------------------------------------------------------

Net Revenue
  Pesos               Ps. 3,211              Ps. 3,159
  US$                  US$ 307                US$ 302          (5)       -2%
EBITDA[3]
  Pesos               Ps. 1,346              Ps. 1,413
  US$                  US$ 129                US$ 135           6        +5%
Net Income
  Pesos                Ps. 261                Ps. 625
  US$                   US$ 25                US$ 60            35      +140%
Income per ADS[4]
  Pesos                Ps. 1.37              Ps. 3.28
  US$                  US$ 0.13              US$ 0.31          0.2      +140%
--------------------------------------------------------------------------------
1    Pesos of constant purchasing power as of June 30, 2003.
2 Conversion based on the exchange rate of Ps.10.45 per US dollar as of June 30, 2003.
3    EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
4    Calculated based on 190.6 million ADSs outstanding as of June 30, 2003.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

            Bruno Rangel                                   Omar Avila
           5255 3099 9167                                5255 3099 0041
      jrangelk@tvazteca.com.mx                       oavila@tvazteca.com.mx

                                Media Relations:

                                 Tristan Canales
                                 5255 3099 5786

tcanales@tvazteca.com.mx
(financial tables follow)

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED RESULTS OF OPERATIONS*
         (Millions of Mexican pesos of June 30, 2003 purchasing power)

                               Second Quarter of:             Second Quarter of:
                           -------------------------   ------------------------------------------
                              2002          2003          2002                 2003               Change
                           -----------   -----------   -----------          -----------         ------------
                                                                        Millions of US Dollars**
                                                       -----------------------------------------------------
                                                                                                                    %
                                                                                                                    -
Net revenue                 Ps  1,879     Ps  1,795     US$    180    100%   US$   172    100%   US$     (8)        -4%
Programming, production
 and tranmission costs            801           676             77     43%          65     38%          (12)       -16%
Sales and administrative
 expenses                         239           241             23     13%          23     13%            0          1%
                           -----------   -----------   ------------         -----------         ------------

EBITDA                            839           878             80     45%          84     49%            4          5%

Depreciation and
 amortization                     127            82             12                   8                   (4)

                           -----------   -----------   ------------         -----------         ------------
Operating profit                  712           796             68     38%          76     44%            8         12%
                           -----------   -----------   ------------         -----------         ------------

Other expense-Net                (100)         (119)           (10)                (11)                  (2)
                           -----------   -----------   ------------         -----------         ------------

Comprehensive financing cost:
Interest expense                 (187)         (173)           (18)                (17)                   1
Other financing expense           (30)          (15)            (3)                 (1)                   1
Interest income                    51            44              5                   4                   (1)
Exchange (loss) gain-Net         (351)           80            (34)                  8                   41
Loss on monetary position         (20)           (9)            (2)                 (1)                   1
                           -----------   -----------   ------------         -----------         ------------
Net comprehensive
 financing cost                  (537)          (73)           (51)                 (7)                  44
                           -----------   -----------   ------------         -----------         ------------

Income before provision
 for income tax and
 deferred income tax               75           604              7      4%          58     34%           51        705%
Provision for:
Income tax                        (21)          (24)            (2)                 (2)                  (0)
Deferred income tax
 expense                           (7)          (30)            (1)                 (3)                  (2)
                           -----------   -----------   ------------         -----------         ------------

Net income                  Ps     47     Ps    550     US$      4      3%   US$    53     31%   US$     48       1070%
                           ===========   ===========   ============         ===========         ============

Net (loss) income of
 minority stockholders      Ps   (0.3)    Ps    0.1     US$     (0)          US$     0           US$      0
                           ===========   ===========   ============         ===========         ============

Net income of majority
 stockholders               Ps     47     Ps    550     US$      5           US$    53           US$     48
                           ===========   ===========   ============         ===========         ============

End of period exchange
 rate                       Ps   9.96     Ps  10.45

*Mexican GAAP
**The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2003 expressed as of June 30, 2003 purchasing power, translated at the exchange rate of Ps. 10.45 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED RESULTS OF OPERATIONS*
         (Millions of Mexican pesos of June 30, 2003 purchasing power)

                            Six months ended June 30,          Six months ended June 30,
                           -------------------------   ------------------------------------------
                              2002          2003          2002                 2003               Change
                           -----------   -----------   -----------          -----------         ------------
                                                                        Millions of US Dollars**
                                                       -----------------------------------------------------
                                                                                                                    %
                                                                                                                    -
Net revenue                 Ps  3,211     Ps  3,159     US$    307    100%   US$   302    100%   US$     (5)        -2%
Programming, production
 and tranmission costs          1,387         1,244            133     43%         119     39%          (14)       -10%
Sales and administrative
 expenses                         478           502             46     15%          48     16%            2          5%
                           -----------   -----------   ------------         -----------         ------------

EBITDA                          1,346         1,413            129     42%         135     45%            6          5%

Depreciation and
 amortization                     254           166             24                  16                   (8)

                           -----------   -----------   ------------         -----------         ------------
Operating profit                1,092         1,247            104     34%         119     39%           15         14%
                           -----------   -----------   ------------         -----------         ------------

Other expense-Net                (172)         (200)           (16)                (19)                  (3)
                           -----------   -----------   ------------         -----------         ------------

Comprehensive financing cost:
Interest expense                 (359)         (352)           (34)                (34)                   1
Other financing income (expense)    2           (25)            (0)                 (2)                  (3)
Interest income                   109            88             10                   8                   (2)
Exchange loss-Net                (281)          (12)           (27)                 (1)                  26
Loss on monetary position         (42)          (23)            (4)                 (2)                   2
                           -----------   -----------   ------------         -----------         ------------

Net comprehensive
 financing cost                  (571)         (324)           (55)                (31)                  24
                           -----------   -----------   ------------         -----------         ------------

Income before provision
 for income tax and
 deferred income tax              349           723             33     11%          69     23%           36        107%
Provision for:
Income tax                        (88)          (67)            (8)                 (6)                   2
Deferred income tax                 -           (30)             -                  (3)                  (3)
 expense                   -----------   -----------   ------------         -----------         ------------

Net income                  Ps    261     Ps    626     US$     25      8%   US$    60     20%   US$     35        140%
                           ===========   ===========   ============         ===========         ============

Net (loss) income of
 minority stockholders      Ps   (0.4)    Ps    0.5     US$     (0)          US$     0           US$      0
                           ===========   ===========   ============         ===========         ============

Net income of majority
 stockholders               Ps    261     Ps    625     US$     25           US$    60           US$     35
                           ===========   ===========   ============         ===========         ============

End of period exchange
 rate                       Ps   9.96     Ps  10.45

*Mexican GAAP
**The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2003 expressed as of June 30, 2003 purchasing power, translated at the exchange rate of Ps. 10.45 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*
         (Millions of Mexican pesos of June 30, 2003 purchasing power)

                                              At June 30,                      At June 30,
                                    -----------------------------   -----------------------------
                                         2002            2003           2002            2003                    Change
                                    --------------   ------------   ------------    -------------          ---------------
                                                                               Millions of US Dollars**
                                                                    ---------------------------------------------
                                                                                                                           %
                                                                                                                           -
Current assets:
Cash and cash equivalents           Ps    1,560      Ps      955     US$    149      US$      91      US$   (58)
Accounts receivable                       3,716            3,521            356              337            (19)
Other current assets                        975            1,094             93              105             11

Total current assets                      6,251            5,570            598              533            (65)           -11

Accounts receivable from Unefon           2,078            1,805            199              173            (26)
Property, plant and equipment-Net         2,293            2,236            219              214             (5)
Television concessions-Net                3,724            3,791            356              363              6
Investment in Unefon                      1,824            1,757            175              168             (6)
Investment in Todito                        355              251             34               24            (10)
Investment in Azteca America                693            1,357             66              130             64
Exhibition rights                         1,215            1,224            116              117              1
Other assets                              1,303            1,118            125              107            (18)
Goodwill -Net                               669              630             64               60             (4)

Total long term assets                   14,154           14,169          1,354            1,356              1             0%

                                    ------------     ------------    -----------     ------------     -----------
Total assets                        Ps   20,405      Ps   19,739     US$  1,953      US$   1,889      US$   (64)           -3%
                                    ============     ============    ===========     ============     ===========

Current liabilities:
Short-term debt                     Ps      357      Ps      591     US$     34      US$      57      US$    22
Guaranteed senior notes                                    1,306                             125            125
Other current liabilities                 1,734            1,788            166              171              5

Total current liabilities                 2,091            3,685            200              353            153            76%

Long-term liabilities
Guaranteed senior notes                   4,414            3,135            422              300           (122)
Bank loans                                1,594            1,286            153              123            (29)
Advertising advances                      3,077            3,220            294              308             14             5%
Unefon advertising advance                2,245            2,111            215              202            (13)
Todito advances                             636              434             61               42            (19)
Other long term liabilities                 205              162             20               16             (4)
Deferred income tax payable                                   56                               5              5

Total long-term liabilities              12,171           10,404          1,165              996           (169)          -15%

                                    ------------     ------------    -----------     ------------     -----------

Total liabilities                        14,262           14,089          1,365            1,348            (17)           -1%

Total stockholders' equity                6,143            5,650            588              541            (47)           -8%

                                    ------------     ------------    -----------     ------------     -----------
Total liabilities and equity        Ps   20,405      Ps   19,739     US$  1,953      US$   1,889      US$   (64)           -3%
                                    ============     ============    ===========     ============     ===========

End of period exchange rate         Ps     9.96      Ps    10.45

*Mexican GAAP.

**The U.S. dollar figures represent Mexican peso amounts as of June 30, 2003, expressed as of June 30, 2003 purchasing power, translated at the exchange rate of Ps. 10.45 per U.S. dollar.

                    TV AZTECA, S.A. DE C.F. AND SUBSIDIARIES
                    ----------------------------------------
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
            --------------------------------------------------------
         (Millions of Mexican pesos of June 30, 2003 purchasing power)
         -------------------------------------------------------------

                                                                                     Six months ended June 30,
                                                                                ---------------------------------
Operations:                                                                         2002              2003
----------                                                                      -------------     ---------------

Net income                                                                      Ps       261      Ps        626
Charges (credits) to results of operation not affecting resources:
Amortization of concessions and goodwill                                                  81                 21
Depreciation                                                                             173                145
 Equity method in associate and affiliates                                                42                 (2)
Deferred income tax expense                                                              -                   30

Net change in accounts receivable, inventories, exhibition rights,
related parties, accounts payable and accrued expenses                                 1,102              1,630
Unefon advertising advances                                                              (41)               (83)
Todito advertising, programming, and services advances                                   (88)               (77)
Advertising advances                                                                  (1,620)            (1,282)
                                                                                -------------     --------------
Resources (used in) provided by operations                                               (90)             1,008
                                                                                -------------     --------------

Investment
Acquisition of property, machinery and equipment -Net                                    (87)              (120)
Advance payments to Pappas Telecasting Companies, through Azteca America                 (39)
Todito's reduction of capital stock                                                                          33
Minority interest                                                                          0                  0
                                                                                -------------     --------------
Resources used in investing activities                                                  (126)               (87)
                                                                                -------------     --------------

Financing:

Guaranteed senior notes                                                                  248                (31)
Bank loans -Net                                                                         (149)               116
Stock options exercised                                                                   50                  1
Preferred dividend paid                                                                  (38)               (36)
Repurchase of shares                                                                    (144)                 -
Sale of treasury shares                                                                  138                  -
Distribution to shareholders                                                               -             (1,427)
                                                                                -------------     --------------

Resources provided by (used in) financing activities                                     105             (1,377)
                                                                                -------------     --------------
Decrease in cash and cash equivalents                                                   (111)              (456)
Cash and cash equivalents at beginning of period                                       1,671              1,411
                                                                                -------------     --------------
Cash and cash equivalents at end of period                                      Ps     1,560      Ps        955
                                                                                =============     ==============


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